FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Press Release, dated April 4, 2008, regarding the agreement in principle by Santander Consumer Finance to acquire the continental European consumer finance business of the Royal Bank of Scotland (RBS).

Press Release
Santander agrees in principle to acquire RBS’ European consumer finance unit
•	RBS ECF includes 2.3 million customers in Germany, the Netherlands, Belgium and Austria
Madrid/Mönchengladbach, April 4, 2008 - Santander Consumer Finance has agreed in principle to acquire the continental European consumer finance business of the Royal Bank of Scotland (RBS). The package includes business activities in Germany, the Netherlands, Belgium and Austria. The acquisition will be carried out by Santander Consumer Holding GmbH and Santander Consumer Finance Germany GmbH. Santander Consumer is a leading provider of consumer finance in Germany and the market leader in independent car financing.
The RBS European consumer finance unit has 861 employees serving 2.3 million customers in Germany, the Netherlands, Belgium and Austria. Assets in 2007 averaged EUR 2.2 billion. RBS ECF makes instalment loans both directly and via partners. It is strongly represented in the credit card business, both in terms of private and corporate customers, and provides consumer finance via retail chains.
The acquisition is conditional upon a definitive agreement and the relevant approvals from various national authorities, including the German bank supervision authority and the cartel authority.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 4, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President